UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Ember Fund, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 12, 2019

Physical address of issuer
12130 Millennium Drive 02-174
Los Angeles, CA, 90094
United States

Website of issuer
https://emberfund.io/

Current number of full-time employees
10

	Most recent fiscal year-end (2022)	**Prior fiscal year-end (2021)**
Total Assets	$3,958,826.08	$5,167,904.00
Cash & Cash Equivalents	$290,842.41	$2,667,234.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$64,645.34	$1,498,972.00
Long-term Debt	$0.00	$0.00
Revenues	$653,647.51	$1,392,642
Cost of Goods Sold	$364,666.86	$70,076.00
Taxes Paid	$3,824.03	$5,324.00
Net Income	($5,768,210.37)	($1,592,639.00)


April 28, 2023

FORM C-AR

Ember Fund, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Healthy Hip Hop, Inc., a Delaware corporation (the "**Company**," "**Ember Fund**," "**Ember**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission (the "**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Ember Fund Inc. is a Delaware C-Corporation, incorporated on July 12, 2019. The Company was initially formed as Ember Fund LLC, on April 28, 2018, by Alex Wang, Guillaume Torche, and Mario Lazaro. Ember Fund LLC, a Wyoming LLC was converted into a Delaware C-Corp in July of 2019.

The Company is located at 12130 Millennium Drive 02-174, Los Angeles CA 90094.

The Company's website is www.emberfund.io.

The information available on or through our website is not a part of this Form C-AR.

The Business

Ember Fund is a software and technology company that has developed smartphone applications that allow users to buy, sell, and trade digital assets. Ember's technology provides non-custodial cryptocurrency wallets to its customers, meaning customers hold exclusive possession of their private cryptographic keys. Each customer can access their cryptocurrency through the user's mobile device and neither the Company nor any third party can access the customer's digital assets. Through Ember's applications, users can enter discretionary orders, to buy or sell digital assets, that route to cryptocurrency exchanges. Ember earns revenue via a technology service fee paid directly from cryptocurrency exchanges. Our exchange partner, Faa.st, holds the necessary MSB licenses facilitate cryptocurrency trades.

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RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Our fraud detection processes and information security systems may not successfully detect all fraudulent activity by third parties aimed at our employees or users of our mobile applications and websites, which could adversely affect our reputation and business results.

Third-party actors may attempt in the future, to conduct fraudulent activity by engaging with users of our mobile applications and websites by, for example, attempting to solicit personal information or money from users, and by engaging with our employees by, for example, making fake requests for transfer of funds. Though we might have taken other measures to identify fraudulent activity on our mobile applications, websites and internal systems, we may not be able to detect and prevent all such activity. Similarly, the third parties we use to effectuate these transactions may fail to maintain adequate controls or systems to detect and prevent fraudulent activity. Persistent or pervasive fraudulent activity may cause users and advertisers to lose trust in us and decrease or terminate their usage of our products and services, or could result in financial loss, thereby harming our business and results of operations.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of capital stock to investors upon the conversion of any convertible security, including the Securities, into shares of our capital stock.

Currently, our authorized capital stock consists of 7,081,123 shares of common stock, all of which are issued and outstanding. Unless we increase our authorized capital stock, we may not have

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enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Alex Wang, our Chief Executive Officer, Guillaume Torche, our Chief Technology Officer, and Mario Lazaro, our Chief Information Officer. The Company has or intends to enter into employment agreements with Guillaume Torche, and Mario Lazaro, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time The loss of Alex Wang, Guillaume Torche or Mario Lazaro or any executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Technology relied upon by the Company for its operations may not function properly.

The technology relied upon by the Company may not function properly, which would have a material impact on the Company's operations and financial conditions. Trading on the Company's software has at times been limited and consequently the existing software has not been tested with significant trading volume. There may be no alternatives available if the Company's technology

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does not work as anticipated. The technology may malfunction because of internal problems or as a result of cyberattacks or external security breaches. Any such technological problems would have a material adverse impact on the Company's revenue and its prospects.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Changes in government regulation of Internet companies could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The Federal Communications Commission and/or United States Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided safe harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Company's business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm the Company's business.

The Company is subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business, including user privacy, blockchain technology, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates.

The Company has adopted policies and procedures designed to comply with these laws. The growth of its business and its expansion outside of the United States may increase the potential of violating these laws or its internal policies and procedures. The risk of the Company's being found in violation of these or other laws and regulations is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and are open to a variety of interpretations. Any action brought against the Company for violation of these or other laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business. If the Company's operations are found to be in violation of any of these laws and regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penalties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations. Any of the foregoing consequences could seriously harm its business and its financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

The Company is subject to the risk of possibly becoming an investment company under the Investment Company Act.

The Investment Company Act regulates certain companies that invest in, hold or trade securities. As a result of the Company's business operations, it runs the risk of inadvertently becoming an investment company, which would require the Company to register under the Investment Company Act. Registered investment companies are subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which the Company operates its business, nor are registered investment companies permitted to have many of the relationships that the Company has with its affiliated companies.

If it were established that the Company were an investment company, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that the Company would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered investment company. If it were established that the Company were an investment company, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company is subject to the risk of possibly becoming a broker dealer under the Securities Exchange Act.

The Securities Exchange Act regulates certain companies that engage in the business of effecting transactions in securities for the account of others or for their own account. Broker dealers are

subject to extensive, restrictive and potentially adverse regulations relating to, among other things, operating methods, leverage, management, capital structure, dividends and transactions with affiliates.

If it were established that the Company were a broker dealer under the Securities Exchange Act, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC or the FINRA, that the Company may be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered broker dealer. If it were established that the Company were a broker dealer, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company, based on the facts and circumstances of its business model, does not believe it is a broker dealer as defined under the Securities Exchange Act. The predominant reason for the Company's view is that the Company is not engaged in the business of effecting transactions in securities for its own account or for the account of others.

The Company is subject to the risk of possibly becoming an investment advisor under the Investment Advisers Act.

The Investment Advisers Act is a U.S. federal law that defines the role and responsibilities of an investment advisor/adviser. Section 202(a)(11) of the Investment Advisers Act defines an investment adviser as any person or firm that: (1) for compensation; (2) is engaged in the business of; (3) providing advice to others or issuing reports or analyses regarding securities. A person must satisfy all three elements to fall within the definition of "investment adviser."

As a result of a portion of the Company's operations, specifically as it relates to curating portfolios of digital assets, the Company runs the risk of inadvertently becoming an investment adviser, which would require the Company to register under the Investment Advisers Act. Registered advisers are subject to extensive, restrictive and potentially adverse regulations. Registered investment advisers are not permitted to operate their business in the manner in which the Company operates its business.

If it were established that the Company were an investment company, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC, that the Company would be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered investment adviser. If it were established that the Company were an investment adviser, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

The Company is subject to the risk of possibly becoming subject to New York State's requirement of a Virtual Currency Business Activity License or becoming subject to other state licensing requirements.

On June 3, 2015, New York State Department of Financial Services ("**NYDFS**") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense." The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as Texas Department of Banking and Kansas Office of State Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Caroline Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to transmission of virtual currency and not its use. One June 28, 2014, the Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices, which may negatively impact the value of the Company and/or its securities.

The Company is subject to the risk of possibly becoming money services business under U.S. Bank Secrecy Act and other federal laws.

Under U.S. federal law, money services businesses must register with the Department of the Treasury. There is a risk that the Company could meet the definition of money services business and be required to register with FinCEN. Money transmitter falls within the definition of money services business and is defined as a person that provides money transmission services, or any other person engaged in the transfer of funds.

If it were established that the Company were a money transmitter, there would be a risk, among other material adverse consequences, that it could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC or the FINRA, that the Company may be unable to enforce contracts with third parties or that third parties could seek to obtain rescission of transactions with the Company undertaken during the period it was established that the Company was an unregistered money services business. If it were established that the Company were a money services business, this would have a material adverse effect on its business and financial operations and its ability to continue as a going concern.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our

systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, that include, but are not limited to, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may

include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

Ember Fund is a software and technology company that has developed smartphone applications that allow users to buy, sell, and trade digital assets. Ember's technology provides non-custodial cryptocurrency wallets to its customers, meaning customers hold exclusive possession of their private cryptographic keys. Each customer can access their cryptocurrency through the user's mobile device and neither the Company nor any third party can access the customer's digital assets. Through Ember's applications, users can enter discretionary orders, to buy or sell digital assets, that route to cryptocurrency exchanges. Ember earns revenue via a technology service fee paid directly from cryptocurrency exchanges. Our exchange partner, Faa.st, holds the necessary MSB licenses facilitate cryptocurrency trades.

Business Plan

Ember aims to increase the adoption of its mobile applications and increase the total amount of digital assets held by its customers. Ember's plan is to provide retail investors with a simple and intuitive way to buy and custody digital assets. Ember plans to continue to grow the retail customer base for its applications through organic and paid acquisition. The Company continues to enhance its current products and develop new software for its customers Ember earns a technology service fee from cryptocurrency exchanges in return for directing order flow to those markets. In the future, Ember plans to continue to use the technology service fee and develop alternative fee structures to meet client demand (i.e. subscription fee, asset-based fee, tiered pricing).

Eventually, Ember plans to provide a full suite of software and technology services for customers interested in transacting in and maintaining custody of digital assets.

History of the Business

Ember Fund LLC was founded on April 28, 2018, by Alex Wang, Guillaume Torche, and Mario Lazaro to simplify the process of investing in cryptocurrencies. Ember Fund LLC, a Wyoming LLC, was converted into a Delaware C-Corp in July of 2019. Ember Fund Inc. was incorporated on July 12, 2019 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA.

Products and/or Services

Product / Service	Description	Current Market
Ember Fund App (iPhone)	Mobile application enabling users to purchase and manage digital assets. Available in the Apple iOS App Store	Consumer mobile app targeting retail investors
Ember Fund App (Android)	Mobile application enabling users to purchase and manage digital assets. Available in the Android App Store	Consumer mobile app targeting retail investors

Competition

The Company's current competitors in the cryptocurrency investment industry include Coinbase Inc., Plutus Financial, Inc. (dba "Abra"), and Snowball Inc. The competition may be at a significant advantage in terms of current market share, financial backing, or venture capital networks. However, Ember differentiates itself from its competitors because it provides a non-custodial solution where the others are custodial.

Large financial services firms present additional competition. Established firms, such as E*Trade Financial Corporation, Fidelity Investments Inc., and Robinhood Financial, LLC, could potentially enter the cryptocurrency investment services industry and leverage their existing market share and capital.

We believe Ember Fund's first-to-market application, its exclusive focus on cryptocurrencies, and the firm's dedication to its customers help Ember to stand out from its competition.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Ember's customer base is largely comprised of retail individuals and organizations with limited geographical restrictions. The Company has a global customer base with most users between twenty one (21) and fifty (50) years of age.

Intellectual Property

The Company has developed a variety of technology assets that are both open-sourced and private. These assets include, but are not limited to:

- the order routing technology;
- portfolio rebalancing technology;
- wallet creation software;
- an Application Programming Interface;
- various smart contracts;
- Apple App Store App;
- Android App Store App;
- surveillance tools;
- mobile website;
- desktop website;
- trademark assets; and
- policies and procedures.

Application or Registration #	Title	Description	File Date	Grant Date	Country
88695137	EMBER FUND	Service Mark consisting of characters EMBER FUND.	November 16, 2019	Pending	United States
88695162	E F	Service Mark consisting of a stylized version of the letters "E" and "F" in logo form.	November 16, 2019	June 16, 2020	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

Doc ID: 3a08689b27cbe40e58d5d0bc762c5af64a856fdb

Alex Wang	Chief Executive Officer, Director	Chief Executive Officer, Director, Ember Fund (August 2018 – present) Responsibilities: fundraising, business development, product, operations, marketing, and finance.	University of California, Berkeley, Bachelor of Arts, 2010, Economics
Guillaume Torche	Chief Technology Officer, Director	Chief Technology Officer, Director, Ember Fund, Inc. (Aug. 2018-present) Responsibilities: full-stack engineering.	Université de Technologie de Compiègne, Masters of Computer Engineering, 2014
Mario Lazaro	Chief Information Officer; Director	Chief Information Officer, Director, Ember Fund, Inc. (Aug. 2018-present) Responsibilities: full-stack engineering.	Universidad de Zaragoza (Spain), Master of Science, Computer Engineering, 2014

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to laws of the State of Delaware. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs ten (10) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**").

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type of security	Common Stock
Amount outstanding/Face Value	7,081,123
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If more Common Stock are issued, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

*This percentage calculation is derived from the Company's outstanding capital stock. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type of security	Equity Incentive Options
Amount outstanding/Face Value	14 options / 1,418,392
Voting Rights	None until exercised.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the options are exercised, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	16.69%*

*This percentage calculation assumes exercise of the Company's equity incentive options only, at the exclusion of all of its other convertible securities. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Crowd SAFE (Series 2019)
Amount outstanding/Face Value	$602,765.03
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	$5,000,000 valuation cap, 15% discount. Conversion upon an equity financing (at the Company's election) or liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities). Upon dissolution the Crowd SAFE holders will be paid from assets legally available for distribution.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.06%*

*This percentage calculation assumes exercise of the Company's Series 2019 Crowd SAFEs only, at a valuation cap of $5,000,000 at the exclusion of all of its other convertible securities. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Crowd SAFE (Series 2022)
Amount outstanding/Face Value	$4,838,751.75
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	$100,000,000 valuation cap. Conversion upon an equity financing (at the Company's election) or liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities). Upon dissolution the Crowd SAFE holders will be paid from assets legally available for distribution
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.84%*

*This percentage calculation assumes exercise of the Company's Series 2022 Crowd SAFEs only, at a valuation cap of $100,000,000, at the exclusion of all of its other convertible securities. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Crowd SAFE*
Amount outstanding/Face Value	$1,350,001.00
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	$80,000,000 valuation cap. Conversion upon an equity financing (at the Company's election) or liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities). Upon dissolution the Crowd SAFE holders will be paid from assets legally available for distribution.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.69%**

*These Crowd SAFEs were issued as part of the Company's private placement in May of 2022, pursuant to Rule 506(c) (the "*2022 Private Placement*").

*This percentage calculation assumes exercise of the Crowd SAFEs issued in the 2022 Private Placement only, at a valuation cap of $80,000,000, at the exclusion of all of its other convertible securities. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	SAFE
Amount outstanding/Face Value	$5,286,000
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	Either $40,000,000 or $60,000,000 valuation caps and either with 80% or 85% discount rates. Conversion upon an equity financing or liquidation. Upon dissolution the SAFE holders will be paid the Cash Out Amount (as defined in the SAFE).
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	11.01%*

*This percentage calculation assumes exercise of the Company's SAFEs in the table directly above only, at a valuation cap of $48,000,000 (the average of all of the valuation caps of the SAFEs in this particular series), at the exclusion of all of its other convertible securities. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	SAFE (Series 2020-ZG)
Amount outstanding/Face Value	$80,156.00
Voting Rights	None
Anti-Dilution Rights	No
Material Terms	$5,000,000 valuation cap, 15% discount. Conversion upon a First Equity Financing or Subsequent Equity Financing, at the Company's election, a Liquidation Event (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or a Dissolution Event. Capitalized terms used herein but not defined have the meaning set forth in the Company's Series 2020-ZG SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.60%*

**This percentage calculation assumes exercise of the Company's Series 2020-ZG SAFEs only, at a valuation cap of $5,000,000, at the exclusion of all of its other convertible securities. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Debt

The Company has the following debt outstanding:

Type	Loan
Creditor	Guillame Torche
Amount Outstanding	$19,784.61
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	N/A

Type	Loan
Creditor	Mario Lazaro
Amount Outstanding	$12,505.58
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	N/A

Type	Loan
Creditor	Alex Wang
Amount Outstanding	$3,406.88
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Alex Wang	2,240,000 shares of Common Stock	31.63%*
Guillame Torche	2,240,000 shares of Common Stock	31.63%*

Mario Lazaro	2,240,000 Shares / Common Stock	31.63%*

*This percentage calculation is derived from the Company's outstanding voting equities. Percentage calculated is an approximation and rounded to the nearest decimal point.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on June 18, 2019 under the laws of the State of Delaware, and is headquartered in Los Angeles, CA. The Company provides retail investors with software to manage a portfolio of cryptocurrency.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company has approximately $2,703,000 in cash balances as of March 27, 2023, leaving the Company with approximately 25 months of runway.

Liquidity and Capital Resources

In 2022, the Company conducted two offerings of Crowd SAFEs, pursuant to Section 4(a)(6) and Rule 506(c).

The Company's additional current sources of capital include current cash balances and operating revenues and proceeds from prior offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Previous Offerings of Securities

We have made the following issuances of securities within the last three (3) years:

Security Type	Number of Investors	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration

SAFE	15	$5,286,000	General Working Capital	February 9, 2021	Reg D
Crowd SAFE	5,270	$4,838,751.75	General Marketing, Engineering, Research and Development, Hiring Contractors, AWS and Technology SaaS, Accountant/Auditor Fees, Attorney's Fees, and Intermediary Fees	May 12, 2022	Section 4(a)(6)
Crowd SAFE	106	$1,350,001	Accountant/Auditor Fees, Attorney's Fees, and Intermediary Fees	May 2022	Rule 506(c)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than one hundred and twenty (120) days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Type	Loan
Creditor	Alex Wang
Amount Outstanding	$3,406.88
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	N/A

Type	Loan
Creditor	Mario Lazaro
Amount Outstanding	$12,505.58
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	N/A

Type	Loan
Creditor	Guillame Torche
Amount Outstanding	$19,784.61
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A

Date Entered Into	N/A

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Alex Wang
_____
(Signature)

Alex Wang
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Alex Wang
_____
(Signature)

Alex Wang
_____
(Name)

Chief Executive Officer, Director
_____
(Title)

April 28, 2023

_____
(Signature)

Guillaume Torche
_____
(Name)

Chief Technology Officer, Director
_____
(Title)

April 28, 2023

(Signature)

Mario Lazaro
(Name)

Chief Information Officer, Director
(Title)

April 28, 2023

EXHIBIT A

Financial Statements

I, Alex Wang, the Chief Executive Officer of Ember Fund, Inc., hereby certify that:

      (1)   the accompanying financial statements of Ember Fund, Inc. thereto for the period ending December 31, 2022 included in this Form C-AR are true and complete in all material respects;

      (2)   the tax return information of Ember Fund, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Ember Fund, Inc. filed for the fiscal year ended December 31, 2022; and

      (3)   that the information below reflects accurately the information reported on our federal income tax returns.

      IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 28, 2023.

Alex Wang
_____
(Signature)

Name: Alex Wang

Title: Chief Executive Officer

Date: April 28, 2023

Ember Fund, Inc.
Unaudited Financial Statements

Ember Fund- new
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
First Bank Checking (x9755)		0.00
Mercury Checking (x3673)		150,000.00
Mercury Savings (x9531)		130,996.67
PayPal		0.00
SFOX | USD		9,845.74
Total Bank Accounts	$	290,842.41
Other Current Assets		
Digital Assets		
Changelly | BTC		767.30
Changenow | BTC		737.44
Custodial Revenue | Summary |		0.00
Exchange Revenue | Summary | Changelly + Changenow		0.00
Faast | BTC | CLOSED APRIL 2021		0.00
QuantFund | BTC		0.00
SFOX | Combined (BTC, ETH, LTC)		17,341.08
Returns and Refunds		119.00
Total SFOX | Combined (BTC, ETH, LTC)	$	17,460.08
Spread Revenue Wallet | Summary | ...0e53		0.00
Streaming Wallet | ETH | ...e3A6b3		0.00
Treasury Management		0.00
Total Digital Assets	$	18,964.82
Ember B2B Treasury		0.00
Evite Treasury		0.00
Investments - Set Labs		50,250.00
Loans to Shareholder - Alex Wang		204,099.98
Accrued Interest on Loans to Alex Wang		3,696.62
Total Loans to Shareholder - Alex Wang	$	207,796.60
Loans to Shareholder - Guillaume Torche		204,000.00
Accrued Interest on Loans to Guillaume Torche		3,693.76
Total Loans to Shareholder - Guillaume Torche	$	207,693.76
Loans to Shareholder - Mario Lazaro		204,000.00
Accrued Interest on Loans to Mario Lazaro		3,693.76
Total Loans to Shareholder - Mario Lazaro	$	207,693.76
Loans to Shareholder - Walid Shaita		0.00
Mercury Treasury Account		2,716,671.27
Money In Transit		0.00
Prepaid Expenses		29,282.50
Retail Yield Fund		0.00
Total Other Current Assets	$	3,438,352.71
Total Current Assets	$	3,729,195.12

Fixed Assets			
Computers & Equipment			33,898.95
Accumulated Depreciation - Computers & Equipment			-15,492.57
Total Computers & Equipment		$	**18,406.38**
Internally Developed Software			323,201.35
Accumulated Amortization- Internally developed software			-115,104.27
Total Internally Developed Software		$	**208,097.08**
Total Fixed Assets		$	**226,503.46**
Other Assets			
Rental Security Deposits			3,127.50
Total Other Assets		$	**3,127.50**
TOTAL ASSETS		$	**3,958,826.08**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Credit Cards			
American Express Credit Card (x1005)			232.07
American Express Credit Card (x3001)			829.09
American Express Credit Card (x3002)			1,051.58
Chase Credit Card (x1592)			22,434.83
Total Credit Cards		$	**24,547.57**
Other Current Liabilities			
Accrued Expenses			0.00
Ember B2B Treasury Loan Payable			0.00
Employee Benefits Liability - Holding			2,885.64
Evite Treasury Loan Payable			0.00
Loans from Shareholder- Alex Wang			3,154.17
Loans from Shareholder- Guillaume Torche			19,784.61
Loans from Shareholder- Mario Lazaro			12,505.58
Payroll Liability			1,767.77
Reimbursement Liability			0.00
Tax Credit- Advance from Mainstreet			0.00
Total Other Current Liabilities		$	**40,097.77**
Total Current Liabilities		$	**64,645.34**
Total Liabilities		$	**64,645.34**
Equity			
Additional Paid-In Capital			84,145.92
Retained Earnings			-2,213,582.36
SAFE Convertible Securities			11,890,778.08
Treasury Stock			-98,950.53
Net Income			-5,768,210.37
Total Equity		$	**3,894,180.74**
TOTAL LIABILITIES AND EQUITY		$	**3,958,826.08**

Ember Fund- new
Profit and Loss
January - December 2022

	Total
Income	
Billable Expense Income	-648.64
Custodial Income	44,878.00
Exchange Income	280,499.70
Sales	892.05
Spread Income	116,119.80
Streaming (Management Fee) Income	211,906.60
Total Income	**$ 653,647.51**
Cost of Goods Sold	
Crypto Fees	364,666.86
Total Cost of Goods Sold	**$ 364,666.86**
Gross Profit	**$ 288,980.65**
Expenses	
Amortization	109,949.91
Depreciation	10,569.57
Employee Related	
Health Insurance	58,323.12
Other Employee Benefits	1,105.84
Payroll	-21,654.55
Commissions	269.00
Employer Payroll Taxes	96,209.01
Salaries & Wages	
Bonuses	2,400.00
Paid Time Off	46,707.70
Regular Payroll	1,215,845.28
Total Salaries & Wages	$ 1,264,952.98
Total Payroll	$ 1,339,776.44
Payroll & Benefits Administration	8,333.65
Professional Development	29.99
Recruiting	18,692.60
Total Employee Related	**$ 1,426,261.64**
Facilities	
Moving & Storage	154.00
Rent	109,785.17
Total Facilities	**$ 109,939.17**
General & Administrative	48.30
Bank Fees	3,018.25
Business Insurance	5,548.18
Dues & Subscriptions	199.00
Office Expenses	3,108.28
Other Contractors	30,239.57
Shipping and Handling	155.56
Total General & Administrative	**$ 42,317.14**

Gusto Reimbursements Owed Clearing Account		55.19
Hosting		18,344.27
IT Expense		
Computer Hardware & Equipment		10,383.96
Software & Web Services		196,534.77
Telephone and Internet		104.92
Total IT Expense	$	207,023.65
Licenses and Fees		2,488.70
Liquidity Pool		82,641.30
Meals & Entertainment		11,458.19
Entertainment		127.32
Meals		45,647.71
Total Meals & Entertainment	$	57,233.22
Professional Fees		
Engineering, Product & Design		415,742.66
Finance & Accounting		145,851.72
Legal		63,069.48
Management Consulting & Strategy		137,999.00
Total Professional Fees	$	762,662.86
Research & Development		84,532.42
Sales & Marketing		120,300.21
Advertising		505,797.23
Branding		69,675.00
Events and Conferences		8,455.00
Marketing Contractors		43,845.04
Promotional Materials		3,124.18
Sales		3,590.00
Total Sales & Marketing	$	754,786.66
Software Development Expense		60.72
Travel		4,291.58
Air Travel		5,200.20
Ground Transportation & Parking		6,863.94
Lodging		11,500.96
Total Travel	$	27,856.68
Total Expenses	$	3,696,723.10
Net Operating Income	-$	3,407,742.45
Other Income		
Crypto Realized Gain/(Loss)		26,659.33
Interest Earned		13,620.54
Other Income		1,333.87
Tax Refunds & Credits		64,739.37
Total Other Income	$	106,353.11
Other Expenses		
Interest Expense		436.65
Other Expense		355,059.00
Other Income Loss		2,108,381.35
Prior Period Adjustment		-879.99
Reconciliation Discrepancies		-0.01

Taxes		3,824.03
Total Other Expenses	$	**2,466,821.03**
Net Other Income	-$	**2,360,467.92**
Net Income	-$	**5,768,210.37**

Monday, Apr 24, 2023 08:38:07 AM GMT-7 - Accrual Basis

Ember Fund- new
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-5,768,210.37
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Digital Assets:Changelly | BTC		-767.30
Digital Assets:Changenow | BTC		-737.44
Digital Assets:Custodial Revenue | Summary |		0.00
Digital Assets:Exchange Revenue | Summary | Changelly + Changenow		0.00
Digital Assets:Faast | BTC | CLOSED APRIL 2021		0.00
Digital Assets:QuantFund | BTC		0.00
Digital Assets:SFOX | Combined (BTC, ETH, LTC)		-17,341.08
Digital Assets:SFOX | Combined (BTC, ETH, LTC):Returns and Refunds		-119.00
Digital Assets:Spread Revenue Wallet | Summary | ...0e53		0.00
Digital Assets:Streaming Wallet | ETH | ...e3A6b3		0.00
Digital Assets:Treasury Management		0.00
Loans to Shareholder - Alex Wang		-204,099.98
Loans to Shareholder - Alex Wang:Accrued Interest on Loans to Alex Wang		-3,696.62
Loans to Shareholder - Guillaume Torche		-204,000.00
Loans to Shareholder - Guillaume Torche:Accrued Interest on Loans to Guillaume Torche		-3,693.76
Loans to Shareholder - Mario Lazaro		-204,000.00
Loans to Shareholder - Mario Lazaro:Accrued Interest on Loans to Mario Lazaro		-3,693.76
Loans to Shareholder - Walid Shaita		0.00
Mercury Treasury Account		-2,716,671.27
Money In Transit		0.00
Prepaid Expenses		-29,282.50
Computers & Equipment:Accumulated Depreciation - Computers & Equipment		15,492.57
American Express Credit Card (x1005)		232.07
American Express Credit Card (x3001)		829.09
American Express Credit Card (x3002)		1,051.58
Chase Credit Card (x1592)		22,434.83
Accrued Expenses		0.00
Ember B2B Treasury Loan Payable		0.00
Employee Benefits Liability - Holding		2,885.64
Evite Treasury Loan Payable		0.00
Loans from Shareholder- Alex Wang		3,154.17
Loans from Shareholder- Guillaume Torche		19,784.61
Loans from Shareholder- Mario Lazaro		12,505.58
Payroll Liability		1,767.77
Reimbursement Liability		0.00
Tax Credit- Advance from Mainstreet		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	3,307,964.80
Net cash provided by operating activities	-$	9,076,175.17
INVESTING ACTIVITIES		
Ember B2B Treasury		0.00
Evite Treasury		0.00
Investments - Set Labs		-50,250.00
Retail Yield Fund		0.00
Computers & Equipment		-33,898.95
Internally Developed Software		-323,201.35
Internally Developed Software:Accumulated Amortization- Internally developed software		115,104.27
Rental Security Deposits		-3,127.50
Net cash provided by investing activities	-$	295,373.53
FINANCING ACTIVITIES		
Additional Paid-In Capital		84,145.92
Retained Earnings		-2,213,582.36
SAFE Convertible Securities		11,890,778.08
Treasury Stock		-98,950.53
Net cash provided by financing activities	$	9,662,391.11
Net cash increase for period	$	290,842.41
Cash at end of period	$	290,842.41